UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No 2)

                              Hudson Holding Corp.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   443793104
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                                 (CUSIP Number)

                                Hudson Holding Corp.
                         111 Town Square Place, Suite 1500A
                              Jersey City, NJ 07310
                                 (201) 216-0100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 29, 2010
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443793104
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

   Kenneth D. Pasternak

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)

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3. SEC Use Only

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4. Source of Funds (See Instructions) (See item 3)                PF

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)

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6. Citizenship or Place of Organization                           U.S.A

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Number of          7. Sole Voting Power                      16,831,789
Shares             ----------------------------------------------------
Beneficially       8. Shared Voting Power
Owned by           ----------------------------------------------------
Each               9. Sole Dispositive Power                 16,831,789
Reporting          ----------------------------------------------------
Person With        10. Shared Dispositive Power

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11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,281,789

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

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13. Percent of Class Represented by Amount in Row (11)           24.02%

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14. Type of Reporting Person (See Instructions)

      IN

Item 1. Security and Issuer.

      This Schedule 13D/A relates to the common stock, par value $0.001 per share(the "Common Stock") of Hudson Holdings Corp., whose principal executive offices are located at 111 Town Square Place, Suite 1500A, Jersey City, NJ 07310 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Kenneth D. Pasternak (the "Reporting Person").

      (b) The address of the Reporting Person is c/o Chestnut Ridge Capital, LLC, 10 Forest Avenue, Paramus, NJ 07652.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is - C.E.O., Chestnut Ridge Capital, LLC, 10 Forest Avenue, Paramus, NJ 07652.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of which Mr. Pasternak is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased the 6,000,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $1,500,000.00. The source of funding for this purchase was through personal funds. The reporting party also purchased 650,000 shares from third parties thru January 2010.

Item 4. Purpose of Transaction.

Passive investment

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 16,281,789 shares of Common Stock, representing 24.02% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 8-K filed January 7, 2010)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 16,281,789 shares of Common Stock owned by the Reporting Person.

      (c) The 16,281,789 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective January 10, 2006, November 28, 2006, November 12, 2009 and in the open market thru January 5, 2009, and from third parties on December 31, 2009

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 16,281,789 shares of Common Stock owned by the Reporting Person.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The securities discussed herein are the result of the Common Stock Purchase Agreement executed by and between the Reporting Person and the Issuer (the "Purchase Agreement").

Item 7. Material to Be Filed as Exhibits.

      None.



Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    January 29, 2010

                    Kenneth D. Pasternak


                    By: /s/ Kenneth D. Pasternak

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